Exhibit 21.1

SUBSIDIARIES OF SECURETECH INNOVATIONS, INC.

SecureTech Innovations, Inc., a Wyoming company (“SecureTech”), has the following subsidiaries as of March 24, 2026:

Subsidiaries (Entity Name)	Jurisdiction	SecureTech Ownership	Principal Activities

AI UltraProd, Inc.	Wyoming	100.0%	US holding company for AI 3D printing and additive manufacturing assets
Aiultraprod Group Limited	Hong Kong	100.0%	IP holding & Asia-Pacific sales hub
Zhejiang Jizhu Technology Company Limited	PRC	90.0% (indirect)	R&D, 3D printing, robotics manufacturing, and materials
Jizhu Technology (Huzhou) Company Limited	PRC	89.3% (indirect)	Scientific research and technical services
Piranha Blockchain, Inc.	Wyoming	100.0%	Cybersecurity & blockchain platforms
Piranha Blockchain, Ltd.	Anguilla	100.0%	International digital-asset services
Terra Nova Technologies, Inc.	Wyoming	100.0%	Top Kontrol brand holding entity
Top Kontrol, LLC	Wyoming	100.0%	Anti-theft/anti-carjacking systems